

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 23, 2012

Via E-mail
Mr. J. Brandon Black
President and Chief Executive Officer
Encore Capital Group, Inc.
3111 Camino Del Rio North
Suite 1300
San Diego, California 92108

Re: **Encore Capital Group, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2012
            File No. 000-26489

Dear Mr. Black:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Government Regulation, page 7

1. We note your response to comment 1 in your letter dated September 14, 2012. Please provide to us with a draft of proposed disclosure that responds to our comment.

Note 2: Fair Value Measurements, page F-12

2. We note your response to comment 5 in your letter dated September 14, 2012 and note that many of your publically traded competitors disclose an estimate of the fair value of their distressed portfolios. Considering your disclosed expertise in

valuing receivable portfolios, we believe you should develop appropriate cost effective methodologies to measure the fair value of your investment in receivable portfolios at each period end. To the extent appropriate, please use reasonable estimates that in your opinion a market participant would use in valuing your portfolio. Please ensure the disclosure of your methodology includes appropriate context to provide investors with an understanding of the key judgments made and the variability of the results. Please include your proposed disclosure in your response.

Note 5: Deferred Court Costs, Net, page F-17

3. We note that you normally conclude court actions within 36 months and hence costs are only capitalized for a maximum of 36 months at which time any remaining costs are written off. Please provide a roll forward of the court cost reserve for all periods presented including the provision recorded and the amounts written off.

Note 12: Commitments and Contingencies – Litigation, page F-25

4. We note your response to comment 7 in your letter dated September 14, 2012. In your current and proposed disclosure, it does not appear that you have disclosed:
   - an estimate of the additional loss or range of loss, or
   - that the estimate is immaterial to your financial statements, or
   - that such an estimate cannot be made.
   Therefore, please tell us specifically where you have made one of the above disclosures or revise future filings as appropriate. Please include your proposed disclosure in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Rosenbaum Cooper at (202) 551-3396 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3419 with any other questions

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel